STOLT OFFSHORE S.A.                                [LOGO OF STOLT OFFSHORE S.A.]

                STOLT OFFSHORE S.A. CONFERENCE CALL NOTIFICATION
                              FIRST QUARTER RESULTS

London, England - March 29, 2006 Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock
Exchange: STO) will release its first quarter 2006 results on Wednesday April 12, 2006. A conference call will be held to discuss the earnings and review business operations on Wednesday April 12, 2006 at 3.00 pm UK Time (10.00 am EDT*).

Participating in the conference call will be:

   o  Tom Ehret - Chief Executive Officer
   o  Stuart Jackson - Chief Financial Officer

From 12 noon UK Time the following information will be available on the Stolt Offshore website, http://www.acergy-group.com:

   o  A copy of the first quarter 2006 results press release
   o  A copy of a presentation to be reviewed on the earnings call

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CONFERENCE CALL INFORMATION                             REPLAY FACILITY DETAILS
---------------------------------------------------     ----------------------------------------------------------
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Lines will open 10 minutes prior to conference call     This facility is available from 5pm UK Time (12 noon EDT*)
                                                        Wednesday April 12, 2006 until 11pm UK Time (6 pm EDT*)
Date   :  Wednesday April 12, 2006                      Wednesday April 19, 2006.
Time   :  3.00 pm UK Time (10 am EDT*)
                                                        Conference Replay Dial In Numbers:
Conference Dial In Numbers:                             UK Toll Free           :  0800 559 3271
UK Toll Free           :  0800 559 3282                 USA                    :  +1 718 354 1112
USA                    :  +1 718 354 1158               France                 :  +33 (0) 1 71 23 02 48
Norway                 :  +47 2316 2729                 Italy                  :  +39 026 968 2247
France                 :  +33 (0)1 55 17 41 41          Netherlands            :  +31 (0) 207 132 791
Italy                  :  +39 026 963 3531              Germany                :  +49 (0)69 22222 0418
Netherlands            :  +31 (0)20 713 2789
Germany                :  +49 (0)69 5007 1079           International Dial In  :  +44 (0)20 7806 1970

International Dial In  :  +44 (0)20 7138 0809           Passcode               :  1664072#

*EDT = Eastern Daylight Saving Time
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Alternatively a live webcast and a playback facility will be available on the
Company's website www.acergy-group.com

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Stolt Offshore S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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CONTACTS:
Julian Thomson / Deborah Keedy
Stolt Offshore S.A.
UK +44 1932 773764 or +44 1932 773767
US +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com
deborah.keedy@acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Societe Anonyme Holding,
                             R.C. Luxembourg B 43172